EXHIBIT 99.1

Brookfield Business Partners Announces Filing of Final Prospectus for Unit Split and Creation of Brookfield Business Corporation

BROOKFIELD, NEWS, March 01, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (“Brookfield Business Partners” or “BBU”) (NYSE: BBU; TSX: BBU.UN) today announced that it has filed its final prospectus and that its registration statement has been declared effective in respect of the special distribution of class A exchangeable subordinate voting shares (the “Shares”) of Brookfield Business Corporation (“BBUC”). From an economic and accounting perspective, the special distribution will be analogous to a unit split as it does not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the aggregate number of units/shares outstanding.

BBU and BBUC would like to clarify the trading dates provided in the press release issued on February 22, 2022. The New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) will both implement “when-issued” and “due bill” trading commencing March 4, 2022 and ending at the close of business on March 14, 2022. During this time period, these designations will impact how our securities trade on both exchanges. Investors should be aware of the following features:

  Trades in “BBU” and “BBU.UN” on the NYSE and TSX, respectively, will include the entitlement to receive Shares at 12:01 AM on March 15, 2022 (i.e., should trade on a pre-split basis).

  Trades in “BBUC WI” and “BBUC” on the NYSE and TSX, respectively, will represent the Shares (i.e., should trade on a split-adjusted basis), allowing a holder to buy and sell Shares post-split. Accordingly, trades in “BBUC WI” or “BBUC” on or after March 4, 2022 allow a person to trade the entitlement to receive Shares without trading any BBU units he or she may hold. BBUC expects “when-issued” trades of Shares to settle two (2) business days after completion of the special distribution.

  Trades in “BBU WI” and “BBU.W” on the NYSE and TSX, respectively, will represent units of BBU only (i.e., should trade on a split-adjusted basis), allowing a holder to sell BBU units post-split without concurrently selling the entitlement to receive Shares on March 15, 2022. Accordingly, trades in “BBU WI” or “BBU.W” on or after March 4, 2022 allow a person to trade BBU units without trading any right to receive any Shares pursuant to the special distribution.

Beginning on March 15, 2022, BBUC and BBU will trade under their respective symbols on both exchanges.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from a strong competitive position and provide essential products and services.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $690 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more important information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020 and the other risks and factors that are described therein and that are described in the U.S. registration statement and final prospectus that have been filed in connection with the special distribution of Shares.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.